UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Thompson            Richard J.
   7900 Glades Road
   Suite 500

   Boca Raton, Florida 33434
2. Issuer Name and Ticker or Trading Symbol
   Artesyn Technologies, Inc. (ATSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. Finance, Secy. & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/31/00    N (1)    283           A               69,116         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $11.6250                                                                                01/25/06
to buy)
Incentive Stock Option (right  $16.0000                                                                                05/02/06
to buy)
Non-Qualified Stock Option     $2.3750                                                                                 01/25/04
(right to buy)
Non-Qualified Stock Option     $11.6250                                                                                01/25/06
(right to buy)
Non-Qualified Stock Option     $16.0000                                                                                07/22/03
(right to buy)
Non-Qualified Stock Option     $16.8125                                                                                01/26/05
(right to buy)
Non-Qualified Stock Option     $18.0000                                                                                05/08/07
(right to buy)
Non-Qualified Stock Option     $20.2500                                                                                03/01/05
(right to buy)
Non-Qualified Stock Option     $23.5625                                                                                05/12/05
(right to buy)
Non-Qualified Stock Option     $24.8750                                                                                07/22/04
(right to buy)
Non-Qualified Stock Option     $24.9375                                                                                06/09/05
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   25,000                    25,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   45,000                    45,000        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,312                     2,312         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   45,000                    45,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   22,500                    22,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   44,000                    44,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   45,000                    45,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   45,000                    45,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
These shares were acquired pursuant to the Company's 401K plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Giselle Hurwiz
    For: Richard J. Thompson
DATE